EXHIBIT (a)(21)
FORM OF FINAL RESULTS E-MAIL TO ELIGIBLE OPTION HOLDERS
          The Offer to Exchange expired at 9:00 p.m., Pacific Time, on Friday, May 15, 2009. Pursuant to the Offer to Exchange, option holders eligible to participate in the Offer to Exchange tendered, and Mindspeed accepted for cancellation, eligible options to purchase an aggregate of 756,720 shares of Mindspeed’s common stock from 232 participants, representing 83.8% of the total shares of common stock underlying options eligible for exchange in the Offer to Exchange. Mindspeed has issued new options to purchase an aggregate of 251,203 shares of common stock in exchange for the cancellation of the tendered eligible options. The exercise price per share of each new option granted in the Offer to Exchange is $1.70, which equals the closing price of the common stock as reported on NASDAQ on May 15, 2009, which is the grant date of the new options.